FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2000 Estimated average burden hours per response 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person* Rutledge John M.	2. Issuer Name and Ticker or Trading Symbol Province Healthcare Company (PRV)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer (give title below) ☐ Other (specify below)
(Last) (First) (Middle) 105 Westwood Place, Suite 400	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 6/2002	Chief Operating Officer
(Street) Brentwood, TN 37027		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	6/7/02	M		161,257	A	$2.035 per share	162,516 (See Note 2)	D
Common Stock	6/10/02	M		106,543	A	See Note 1	162,516	D
Common Stock	6/10/02	S		106,543	D	$26.00 per share	162,516	D
Common Stock	6/19/02	S		3,326	D	$26.00 per share	162,516	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction, 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options	$2.035 per share	See Note 3	M			161,527	See Note 4	3/3/2007	Common Stock	161,527		0
Employee Stock Options	$7.111 per share	6/10/02	M			57,937	See Note 5	2/10/08	Common Stock	57,937		32,063 (See Note 2)	D
Employee Stock Options	$6.722 per share	6/10/02	M			26,831	See Note 6	2/25/09	Common Stock	26,831		17,888 (See Note 2)	D
Employee Stock Options	$6.333 per share	6/10/02	M			21,505	7/14/99	7/14/09	Common Stock	21,505		0
Employee Stock Options	$16.667 per share	3/4/02	A		214,294		See Note 7	3/4/12	Common Stock	214,294		214,294	D
Employee Stock Options	$21.08 per share	3/13/02	A		27,562		3/13/02	3/13/12	Common Stock	27,562		27,562	D
Employee Stock Options	$23.50 per share	5/22/02	A		119,437		5/22/02	5/22/12	Common Stock	119,437		119,437	D

Form 4 (continued)

Explanation of Responses:

Note 1: 270 shares were acquired at $2.035 per share; 57,937 shares were acquired at $7.111 per share; 26,831 shares were acquired at $6.722 per share; 21,505 shares were acquired at $6.333 per share.

Note 2: The number of securities and derivative securities beneficially owned at the end of the month has been adjusted to reflect a 3-for-2 stock split on April 30, 2002.

Note 3: 161,257 options were exercised on 6/7/02; 270 options were exercised on 6/10/02.

Note 4: 54 options were exercisable on 12/15/97; 13,933 options were exercisable on 12/15/98; 49,180 options were exercisable on each of 12/15/99, 12/15/00 and 12/15/01.

Note 5: 18,000 options were exercisable on each of 2/10/99, 2/10/00 and 2/10/01; 3,937 options were exercisable on 2/10/02.

Note 6: 8,943 options were exercisable on 2/25/00; 8,944 options were exercisable on each of 2/25/01 and 2/25/02.

Note 7: 71,431 options will become exercisable on each of 3/4/03, 3/4/04 and 3/4/05.

	/s/ John M. Rutledge	7/2/02

	** Signature of Reporting Person	Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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